As filed with the Securities and Exchange Commission
                       on February 28, 1997
                                     Registration No.333-17433

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                   -----------------------------
                          AMENDMENT NO. 1
                                TO
                             FORM S-3
                      REGISTRATION STATEMENT
                               UNDER
                    THE SECURITIES ACT OF 1933
                   -----------------------------


                EXCALIBUR TECHNOLOGIES CORPORATION
        [Exact name of issuer as specified in its charter]

             Delaware                           85-0278207
(State or other jurisdiction or              (I.R.S. Employer
 of incorporation organization)            Identification No.)


                   1921 Gallows Road, Suite 200
                      Vienna, Virginia 22182
                           703-761-3700
(Address, including zip code, and telephone number, including area code,
           of registrant's principal executive offices)

                         Patrick C. Condo
                           President and
                      Chief Executive Officer
                         1921 Gallows Road
                             Suite 200
                      Vienna, Virginia 22182
                           703-761-3700

     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            Copies to:

                      Robert H. Werbel, Esq.
                        Werbel & Carnelutti
                    A Professional Corporation
                         711 Fifth Avenue
                     New York, New York 10022
                          (212) 832-8300

   Approximate date of commencement of proposed sale to public:
        From time to time after the effective date of this
                      Registration Statement

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|



                    --------------------------

           The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                EXCALIBUR TECHNOLOGIES CORPORATION
           Cross-Reference Sheet Pursuant to Rule 404(a)
                 and Item 501(b) of Regulation S-K

      Form S-3 Item Number and
      Caption                         Caption in Prospectus
      ----------------------------    -----------------------------
1.    Forepart of the Registration    Cover Page
      Statement and Outside Front
      Cover Page of Prospectus

2.    Inside Front and Outside Back   Inside Front and Outside
      Cover Pages of Prospectus       Back Cover Pages of
                                      Prospectus; Available
                                      Information

3.    Summary Information, Risk       Prospectus Summary; The
      Factors and Ratio of Earnings   Company; Risk Factors
      to Fixed Charges

4.    Use of Proceeds                 Use of Proceeds

5.    Determination of Offering       Not Applicable
      Price
6.    Dilution                        Dilution

7.    Selling Security Holders        Selling Shareholders

8.    Plan of Distribution            Cover Page; Plan of
                                      Distribution; Selling
                                      Shareholders

9.    Description of Securities to    Cover Page; Description
      be Registered                   of Capital Stock

10.   Interests of Named Experts      Legal Matters
      and Counsel

11.   Material Changes                Not Applicable

12.   Incorporation of Certain        Incorporation of Certain
      Information by Reference        Information by Reference

13.   Disclosure of Commission        Not Applicable
      Position on Indemnification

                            PROSPECTUS


                EXCALIBUR TECHNOLOGIES CORPORATION

                  890,461 SHARES OF COMMON STOCK

           This Prospectus relates to 890,461 shares of Common Stock, par value $.01 per share (the "Shares"), of Excalibur Technologies Corporation, a Delaware corporation (the "Company"), which may be sold from time to time by the persons and entities listed as Selling Shareholders herein (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. A number of the shares, however, are issuable upon exercise of options. In the event that all of the options are exercised, the Company will receive $108,553 in cash proceeds. See "Plan of Distribution."


           The Company will pay all the expenses, estimated to be approximately $25,000, in connection with this offering, other than underwriting commissions and discounts and counsel fees and expenses of the Selling Shareholders.

-------------------------------------------------------------------


      AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
            A HIGH DEGREE OF RISK.  SEE "RISK FACTORS."

      THESE  SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED
      BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------




           The Company's Common Stock is traded in the over-the-counter market and included in the NASDAQ National Market System under the symbol EXCA. The last reported sale price of the Common Stock reported in the NASDAQ National Market System on February 25, 1997 was $9.06 per share.


        The date of this Prospectus is February 28, 1997.

                         TABLE OF CONTENTS



                                                                 Page
Available Information........................................     3

Incorporation of Certain Information by Reference............     3

The Company..................................................     4

Risk Factors.................................................     5


Preliminary Revenue Results for Fiscal 1997..................     8


Plan of Distribution.........................................     8

Use of Proceeds..............................................     9

Dilution.....................................................     9

Selling Shareholders.........................................    10

Description of Capital Stock..................................   15

Experts......................................................    17

Legal Matters.................................................   17

-------------------------------------------------------------------


      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER AT ANY TIME SHALL IMPLY THAT THE INFORMATION PROVIDED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              AVAILABLE INFORMATION

           This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part and which is filed with the Securities and Exchange Commission (the "Commission"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. For further information with respect to the Company, reference is made to such Registration Statement and the exhibits thereto, and to such reports, proxy statements and other information filed with the Commission. Such Registration Statement, reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661.

             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

           The  following   documents   filed  by  the  Company  with  the
Commission (File No. 0-9747) are incorporated by reference:

           1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996.

           2. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, July 31 and October 31, 1996.

           3.   The Company's proxy statement dated May 28, 1996.

           All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           Copies of any and all documents that have been incorporated by reference herein, other than exhibits to such documents, may be obtained upon request without charge from the Company's Corporate Secretary, Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, telephone number (703) 761-3700. Please specify the information desired when making such request.

                                   THE COMPANY

           Excalibur Technologies Corporation ("Excalibur") is a leader in the development and sale of software solutions for information retrieval. Excalibur's software products combine two complementary technologies: Adaptive Pattern Recognition Processing (APRP(TM)) and semantic networks. The APRP(TM) technology identifies and indexes the underlying binary patterns in digital data, providing the capability to build content-based retrieval applications for any type of digital information, including text, images, video and sounds. Semantic networks leverage lexical knowledge, offering a system with build-in knowledgebases to search for specific word meanings enriched by related terms and concepts. Integration of these two approaches provides complete and powerful information retrieval capabilities with accuracy and speed. Excalibur's core technologies enable high fault-tolerant fuzzy searching and natural language-based searching for text, as well as powerful query- by-example capabilities which can be applied to words, pictures, video clips, fingerprints, facial images and many other types of multi-media data.

           Using these technologies, Excalibur has developed a comprehensive suite of knowledge retrieval software products, including libraries, services and applications, called Excalibur RetrievalWare. Excalibur RetrievalWare is a unified family of applications and software components for building knowledge retrieval solutions capable of supporting both text and image information assets. Its flexible and modular architecture supports the full range of
Excalibur development tools for value added resellers ("VARs"), original equipment manufacturers ("OEMs"), systems integrators ("Sis") and corporate and government information technology departments. Excalibur's RetrievalWare is a complete software component architecture, enabling developers to build information retrieval applications for workgroup, enterprises and across the internet. Excalibur RetrievalWare platforms include all major UNIX and Windows/NT servers, with PC and UNIX clients.

           In July 1995, Excalibur acquired ConQuest Software, Inc. ("ConQuest"), a private company located in Columbia, Maryland, engaged in the business of providing natural language text management software tools, through the issuance of approximately 1,427,000 restricted shares of Excalibur common stock and options to purchase approximately 573,000 restricted shares of Excalibur common stock to the former ConQuest shareholders and option holders in exchange for all of the outstanding common stock of ConQuest. The transaction has been accounted for as a pooling of interests. The consolidated results of operations and the discussion thereof that are presented herein reflect the combined results of the pooled business for the respective periods presented.

           The Company established a wholly-owned subsidiary in the United Kingdom, Excalibur Technologies International, Ltd. ("ETIL"), which began operations in July 1992. Except as otherwise noted, Excalibur, ConQuest (the acquired company) and ETIL are collectively referred to hereinafter as the "Company."

           The Company markets and distributes its products through VARs, Sis, OEMs, direct sales, distribution agreements, and a marketing agreement with IBM. As of January 31, 1996, more than 600 customers were using the Company's information retrieval products.

           Excalibur was incorporated on February 11, 1980 as a New Mexico corporation and reincorporated on September 26, 1989 as a Delaware corporation. The Company's principal executive offices are located at 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, telephone (703) 761-3700.

                                  RISK FACTORS

           A  prospective   investor  should  carefully   consider  all  of  the
information contained in this Prospectus and, in particular, the following:

           Marketing Acceptance of Products and Historical Operating Losses. The Company believes that its future profitability will depend on its ability to effectively market existing and newly-developed software products through a balanced multi-channel distribution network. There can be no assurance that the expenses incurred in connection with the development, introduction and promotion of enhanced or new products will not exceed the Company's expectations, or that these products will generate revenues sufficient to offset these expenses. The Company has operated at a loss for each of the past three fiscal years. The Company reported a net loss of approximately $5,762,000 on revenues of approximately $14,131,000 for the nine months ended October 31, 1996, a net loss of approximately $884,000 on revenues of approximately $18,675,000 for the fiscal year ended January 31, 1996, a net loss of approximately $9,388,000 on revenues of approximately $12,638,000 for the fiscal year ended January 31, 1995 and a net loss of approximately $8,319,000 on revenues of approximately $12,285,000 for the fiscal year ended January 31, 1994. These losses reflect the Company's expenditures associated with building a marketing organization to sell new software products and further developing software products during such years. The Company will continue to invest in these programs and, accordingly, operating losses may continue for at least the next 12 months.

           Relationship with IBM. In July and August 1993, the Company entered into Cooperative Marketing Agreements with IBM under which IBM made guaranteed sales commitments to the Company for fiscal 1994 and fiscal 1995. Revenues from sales generated by IBM in fiscal years 1996, 1995 and 1994 represented 2%, 12% and 7%, respectively, of total revenues. A decision by IBM to limit or discontinue its relationship with the Company could have a significant impact on future revenues of the Company.

           Lack of Patent Protection. The Company has not obtained patents on any of its technology. The Company regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, distribution and OEM software protection agreements and other intellectual property protection methods to safeguard its technology and software products. The Company also relies upon its efforts to design and produce new products, and upon improvements to existing products, to maintain a competitive position in the marketplace. The Company has no assurance that its technology will remain proprietary.

           Competition. Competition in the computer and communications industry in general, and the computer software industry in particular, is intense. The Company's competitors include many companies which are larger and more established and have substantially more resources than the Company.

           Dependence on Computer Manufacturers. The Company's computer software products are designed to work specifically with manufacturers' computer systems; however, the Company has no agreement with the manufacturers of those computers by which it may ensure that the computers will not be redesigned in a manner incompatible with the Company's products.

           Dependence on Key Personnel. The Company's business is substantially dependent upon the active participation and technical expertise of its executive officers and key personnel. The Company's ability to maintain a competitive position in light of technological developments will depend, in large part, on its ability to attract and retain highly qualified personnel, of which there can be no assurance. The Company has acquired $1 million life insurance policies on the lives of each of Patrick Condo, its Chief Executive Officer and James W. Dowe III, the Company's chief scientist.

           Voting Control by Principal Shareholder. Allen & Company Incorporated ("Allen"), certain officers and shareholders of Allen and certain persons who might be deemed to be related persons of Allen together beneficially own approximately 37% of the outstanding shares of Common Stock of the Company. Accordingly, Allen may be deemed to be an "affiliate" of the Company within the meaning of the Securities Act of 1933. As a result of such ownership interest, Allen and such other persons may be able to effectively control the outcome of certain matters requiring a shareholder vote, including offers to acquire the Company and election of directors. In addition, Donald R. Keough, the Chairman of the Board of Directors of the Company is the Chairman of the Board of Directors of Allen, and Richard M. Crooks, Jr., the Chairman of the Executive Committee of the Board of Directors of the Company, is a director of and consultant to Allen.

           Authorization of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of one million shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Although the Company has no present intention of issuing any shares of Preferred Stock, it can give no assurance that it will not issue Preferred Stock in future. See "Description of Capital Stock Preferred Stock".


           Certain Anti-Takeover Provisions. Certain provisions of the Company's Certificate of Incorporation, its Stock Option Plans and Delaware law could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. Under the Company's Certificate of Incorporation there are approximately 23,064,000 unreserved shares of Common Stock and approximately 950,000 shares of Preferred Stock available for future issuance without shareholder approval as of January 31, 1997. The existence of authorized but unissued capital stock, together with the continued voting control of the Company by Allen could have the foregoing effect of discouraging an acquisition of the Company. Under the Company's Stock Option Plans, as amended (the "Plans"), in the event of a change in control, stock appreciation rights
("SAR's") and limited SARs outstanding for at least six months and any stock options which are not then exercisable will become fully exercisable and vested. The Plans may have the effect of significantly increasing the costs of acquiring the Company in a hostile takeover. The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation, such as the Company, from engaging in a wide range of specified transactions with any person who becomes a 15% stockholder, under certain circumstances, within three years after such person became an "interested shareholder."

           Stock Options Outstanding. As of January 31, 1997, the Company had outstanding stock options to purchase an aggregate of 2,654,559 shares of Common Stock at exercise prices ranging from $1.04 to $29.53 per share. These options are likely to be exercised, if at all, at a time when the Company otherwise could obtain a price for the sale of shares of Common Stock which is higher than the option exercise price per share. Such exercise or the possibility of such exercise may impede the Company if it later seeks financing through the sale of additional securities.


           Future Sales of Common Stock. Of the Company's shares of Common Stock currently outstanding, a substantial number of such shares are "restricted securities" as that term is defined under Rule 144 under the Securities Act, which, under certain circumstances, may be sold without registration with the Commission under the Securities Act. An aggregate of approximately 1,022,169 shares of the Company's Common Stock subject to exercisable stock options are presently being offered for sale under the Company's registered stock option plan. The Company is unable to predict the effect that sales of Common Stock made under Rule 144 or pursuant to the stock options described above, or otherwise, may have on the then prevailing market price of Common Stock.

           Increased Accounts Receivable. Net accounts receivable increased by $881,000 in the nine-month period ended October 31, 1996 to a balance of $7,823,000. Accounts receivable increased by approximately $3,292,000, or 90%, in fiscal year 1996. The increases were due to several factors including the overall increase in the Company's revenues, an increase in the amount of sales negotiated with extended customer payment terms, and an increase in the percentage of sales booked close to the end of the period. The effect of these factors has been to increase the amount of days sales outstanding. The average days sales outstanding at October 31, 1996, January 31, 1996 and January 31, 1995 were 132, 118 and 89, respectively.

           In the nine-month period ended October 31, 1996, the Company added $132,000 to the allowance for doubtful accounts. Management believes that the allowance was adequate at October 31, 1996. However, in the event that the Company would be unable to collect its outstanding accounts receivable, the amount of bad debt expense could increase in the future.

                PRELIMINARY REVENUE RESULTS FOR FISCAL 1997



           On February 6, 1997 the Company issued a press release by which it reported its preliminary, unaudited revenue results for the fourth quarter and year ended January 31, 1997 as follows:

           "The Company expects to report fourth quarter revenue of approximately $6.1 million, a 6% increase over the $5.8 million reported in the same period a year ago. For the fiscal year, the Company expects to report. . . revenue of approximately $20.2 million, an 8% increase over the $18.7 million reported [in the same period] a year ago. Expense figures have not been finalized but the Company does not expect to report net income for the quarter or year-end. The Company plans to release final, audited results in mid-March.

           Commenting  on the  preliminary  results,  Excalibur
           President  and  Chief  Executive  Officer,   Patrick
           Condo, said '. . . our Excalibur RetrievalWare product line, which became the Company's largest product line,
           . . . achieved an approximate 300% increase in product revenue compared to the fourth quarter a year ago. For the full year, RetrievalWare product revenue grew more than 90% compared to the previous year and represented approximately 60% of total product revenue. . .'"


                              PLAN OF DISTRIBUTION

           This Prospectus relates to the sale by the Selling Shareholders of 890,461 fully paid and non-assessable shares of the Company's Common Stock, par value $.01 per share. The Shares may be sold from time to time by the Selling Shareholders in the over-the-counter market at then prevailing market prices or in privately negotiated transactions. In addition, the Company may assist the orderly distribution of shares being sold hereunder by accumulating sell orders from Selling Shareholders hereunder and coordinating the sale of such shares in one or more "block" transactions. Although the Company ultimately expects that all 890,461 Shares may be sold, the actual number of Shares that will be sold cannot be determined.


           In offering the Shares, the Selling Shareholders and any selling broker or dealer may be deemed to be statutory "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales.

           The Company has advised the Selling Shareholders that they, because they may be deemed to be statutory underwriters, will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised the Selling Shareholders that in the event of a "distribution" of their shares, such Selling Shareholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 (or, effective March 4, 1997, Regulation M) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until its participation in that distribution is completed. A "distribution" is defined as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." The Company has also advised the Selling Shareholders that the Rules and Regulations under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.


           Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

           The Company will pay all the expenses, estimated to be $25,000 in connection with this offering, other than underwriting commissions and discounts and counsel fees and expenses of the Selling Shareholders.


                                 USE OF PROCEEDS


           The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. However, 535,411 of the shares are issuable upon the exercise of stock options. If all of the stock options are exercised the Company will receive $108,553 in cash proceeds. This amount is net of the aggregate amount, $897,908, of certain deferred compensation balances payable by the Company to certain Selling Shareholders who arranged to defer a portion of compensation earned by them for use in the exercise of stock options.


                                    DILUTION


           The net tangible book value of the Company as of October 31, 1996 was approximately $18,732,000 or $1.51 per common share. Since the shares are being offered by the Selling Shareholders, there is no increase in net tangible book value per common share to existing shareholders by virtue of the sale. Without taking into account any changes in net tangible book value after October 31, 1996 or shares issued after that date, the Company had as of that date an aggregate of approximately 12,418,000 shares of Common Stock outstanding with a net tangible book value of $1.51 per share. Assuming a sale at the anticipated offering price set forth below, this will represent an immediate dilution of $7.55 per share to new shareholders. The following table illustrates this dilution per share:

      Anticipated offering price per share..........................$ 9.06

      Net tangible book value per common share before offering(1)...$ 1.51

      Net tangible book value per common share after offering.......$ 1.51

      Dilution per share to new shareholders(2).....................$ 7.55


           The calculations above do not take into account the exercise of outstanding stock options. On January 31, 1997, there were outstanding options to purchase an aggregate of 2,654,559 shares of Common Stock at exercise prices ranging from $1.04 to $29.53 per share. To the extent that these stock options are exercised, there may be further dilution to new shareholders.

----------------------

(1) Net tangible book value per common share represents the amount of total tangible assets less total liabilities and preferred stock, divided by the number of shares of Common Stock outstanding at that date.

(2) Dilution is determined by subtracting net tangible book value per common share after the offering from the amount paid by an investor for a share of Common Stock.


                              SELLING SHAREHOLDERS


           Excalibur acquired ConQuest Software, Inc. ("ConQuest") on July 20, 1995. This Registration Statement is being filed pursuant to certain provisions of the agreement pursuant to which Excalibur acquired ConQuest (the "Merger Agreement"). The Merger Agreement requires Excalibur to use its best efforts to register approximately 573,000 shares of common stock issuable upon the exercise of options held by former ConQuest stock optionholders by March 1, 1997. In addition, approximately 316,000 shares of common stock that were sold in a private transaction by Edwin R. Addison, a founder of ConQuest, are included herein on behalf of the institutional buyers identified below as funds managed by State Street Research and Management Company.

           The following table sets forth the number of shares of Common Stock of the Company beneficially owned by the Selling Shareholders as of January 31, 1997, the number of Shares covered by this Prospectus and the amount and percentage ownership by the Selling Shareholders after the offering. All shares are beneficially owned and the sole voting and investment power is held by the person named. Other than the ownership of shares of Common Stock, none of the Selling Shareholders has had any material relationship with the Company during the past three years except that Paul Nelson, a founder of ConQuest, is a director and officer of the Company; Edwin Addison was a director of the Company until September 1996; and those persons identified below with an asterisk (*) are presently employees of the Company.


                        Number of
                        Shares of
                      Common Stock      Number of
                      Beneficially       Shares                   Percentage of
                       Owned as of     Covered by     Number of      Class of
                       January 31,        this        Shares to     Beneficial
       Name               1997         Prospectus    be Retained    Ownership
-------------------------------------------------------------------------------

Acree, George             5,858              5,858         0            0%

Addison,*
Edwin R.                185,518 (2)        152,526       32,992    less than 1%

Anderson, Chris*         11,242 (3)          4,042        7,200    less than 1%

Bajzik, John*             9,547 (4)          7,147        2,400    less than 1%


Blair, Arden*            88,493 (5)         49,356       39,137    less than 1%


Blair, George*            3,823 (6)          1,423        2,400    less than 1%


Carlson, Ed              86,017 (7)         12,065       73,952    less than 1%


Clark, Ken*             190,264 (8)         78,256      112,008    less than 1%

D&G Partners              6,905              1,085        5,820    less than 1%

Dahm, Bob*                8,253 (10)         6,571        1,682    less than 1%

David, Mark*              7,691 (11)         2,912        4,779    less than 1%

Dearch, Ray               3,378              3,378         0             0%

Evers, Jon*               2,902 (13)         1,702        1,200    less than 1%


Feder, Judith             9,404 (14)         8,204        1,200    less than 1%


Friedman,*Elizabeth
(Coyle)                   5,445 (15)         2,895        2,550    less than 1%

Hobbs, Terri*            11,476 (16)         5,457        6,019    less than 1%

Hummel, Bob               8,333 (17)         6,307        2,026    less than 1%


                        Number of
                        Shares of
                      Common Stock      Number of
                      Beneficially       Shares                   Percentage of
                       Owned as of     Covered by     Number of      Class of
                       January 31,        this        Shares to     Beneficial
       Name               1997         Prospectus    be Retained    Ownership
-------------------------------------------------------------------------------

Chase Securities, Inc.    20,000              5,000       15,000    less than 1%


Kaminski, Bob            17,590 (19)         9,387        8,203    less than 1%


Khaksari, Gholam*        21,662 (20)        19,980        1,682    less than 1%

King, Mary               33,353 (21)        29,975        3,378    less than 1%


McGrath, John*           34,063 (22)        26,663        7,400    less than 1%


Mellendick, Karen         1,118              1,118         0             0%

Mesheid, Bill             1,085 (24)         1,085         0             0%

Moore, Cherle*           15,352 (25)        13,959        1,393    less than 1%


Nelson, Paul*           372,788 (26)       102,808      269,980         2.1%

Rice, William            10,817 (27)         5,363        5,454    less than 1%


Schaech, Joan*            8,729 (28)         3,136        5,593    less than 1%

Schwaner, Valerie*        1,205 (29)           530          675    less than 1%

State Street Research
& Management Co.-
Metropolitan Series
Fund, Inc. Aggressive
Growth Portfolio        319,600            225,900       93,700    less than 1%

State Street Research
& Management Co.-
Metropolitan Life
Insurance Company
Separate Account 43     154,400             90,100       64,300    less than 1%

Whitman, Ron*             8,751 (30)         6,273        2,478    less than 1%

--------------------

 1.   Not used.

 2. Includes 167,526 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 3. Includes 11,242 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 4. Includes 9,547 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 5. Includes 51,118 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 6. Includes 3,823 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 7. Includes 12,065 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 8. Includes 80,768 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

 9.   Not used.

10. Includes 7,771 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

11. Includes 7,112 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

12.   Not used.

13. Includes 2,902 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.


14. Includes 1,200 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.


15. Includes 5,445 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

16. Includes 7,857 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

17. Includes 6,307 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

18.   Not used.

19. Includes 8,125 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.


20. Includes 21,180 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

21. Includes 29,975 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

22. Includes 33,863 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

23.   Not used.

24. Includes 1,085 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

25. Includes 15,159 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

26. Includes 134,589 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

27. Includes 10,238 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

28. Includes 8,536 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

29. Includes 1,205 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

30. Includes 8,673 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK


           The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share, of which 49,587 shares are designated as Cumulative Convertible Preferred Stock. At January 31, 1997, 12,449,090 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding, except for 27,180 shares of Cumulative Convertible Preferred Stock.


Common Stock

           The issued and outstanding shares of Common Stock are, and the Shares being offered hereby by the Selling Shareholders are, validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The Company has not paid any dividends and does not expect to pay cash dividends on its Common Stock in the foreseeable future.

           All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.

           The shares have no pre-emptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution to shareholders.

Preferred Stock

           The Board of Directors of the Company has the authority to issue 950,413 shares of Preferred Stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders.

           The Company's 49,587 shares of Cumulative Convertible Preferred Stock are convertible into shares of Common Stock at the rate of ten shares of Common Stock per share of Cumulative Convertible Preferred Stock. Holders of the Cumulative Convertible Preferred Stock are entitled to receive cumulative dividends at $0.50 per share per annum payable annually on April 1, if declared by the Board of Directors, in cash or shares of Common Stock (to be determined by the Board), valued at the lower of $1.00 per share or the market price on the date of declaration. In the event of voluntary liquidation, dissolution or winding-up of the Company, or upon any distribution of assets, whether voluntary or involuntary, holders of the Cumulative Convertible Preferred Stock would have a liquidation preference of $10.00 per share, plus accrued and unpaid dividends.

           The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. The Company has no present plans to issue any shares of Preferred Stock or Cumulative Convertible Preferred Stock.

Certain Anti-Takeover Provisions


           Under the Company's Certificate of Incorporation, there are approximately 23,063,726 unreserved shares of Common Stock, 950,413 shares of Preferred Stock and 22,407 shares of Cumulative Convertible Preferred Stock available for future issuance without shareholder approval, as of January 31, 1997. The existence of authorized but unissued capital stock, together with the continued voting control of the Company by Allen (see "Risk Factors -- Voting Control by Principal Shareholder"), could have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by its Board of Directors.


           Under the Company's Stock Option Plans, as amended (the "Plans"), in the event of a change in control, stock appreciation rights ("SAR's") and limited SARs outstanding for at least six months and any stock options which are not then exercisable will become fully exercisable and vested. The Plans may have the effect of significantly increasing the costs of acquiring the Company in a hostile takeover.

           The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation, such as the Company, from engaging in a wide range of specified transactions with any person who becomes a 15% stockholder, under certain circumstances, within three years after such person became an "interested shareholder." Because Allen & Company Incorporated's stock ownership in the Company, which otherwise would cause it to be such an "interested stockholder," antedates the 1987 effective date of
Section 203, Allen is not subject to the prohibitions of such Section.

Transfer Agent

           The transfer agent and registrar for the Common Stock is American Securities Transfer, Inc. of Denver, Colorado.

                                     EXPERTS

           The audited consolidated financial statements and schedule of Excalibur Technologies Corporation ("Excalibur") at January 31, 1996 and 1995, and for each of the three years in the period ended January 31, 1996, incorporated in this Prospectus by reference to Excalibur's Annual Report on Form 10-K for the year ended January 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

           The financial statements of ConQuest Software, Inc. ("ConQuest") for the year ended December 31, 1993, not separately presented in this Prospectus or in the Annual Report on Form 10-K of Excalibur Technologies Corporation ("Excalibur") for the year ended January 31, 1996 (the "Form 10-K"), have been audited by Price Waterhouse LLP, independent accountants, whose report (which contains an explanatory paragraph relating to ConQuest's ability to continue as a going concern as described in Note 2 to those financial statements) thereon has been incorporated in this Prospectus by reference to the Form 10-K. The financial statements of ConQuest for the year ended December 31, 1993, to the extent they have been included in the consolidated financial statements of Excalibur, have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

           The validity of the Common Stock offered hereby will be passed upon for the Company by Werbel & Carnelutti, A Professional Corporation, 711 Fifth Avenue, New York, New York 10022.

                                     PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution.

Securities and Exchange Commission
  Registration Fee........
Legal Fees and Expenses*..
Accountants' Fees*........
Miscellaneous .......

  Total Expenses..........          $25,000.00
                                    ==========

*  Estimated.


      All expenses incurred in connection with this registration will be borne by the registrant. The Selling Shareholders shall be responsible for their underwriting commissions and discounts, if any, and counsel fees and expenses.


Item 15.   Indemnification of Directors and Officers.

           Section 145 of the General Corporation Law of the State of Delaware empowers the Company to, and the By-laws of the Company provide that it shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Company, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

           The Company's By-laws provide, pursuant to Section 145 of the General Corporation Law of the State of Delaware, for indemnification of officers, directors, employees and agents of the Company and persons serving at the request of the Company in such capacities within other business organizations against certain losses, costs, liabilities and expenses incurred by reason of their position with the Company or such other business organizations.

Item 16.   Exhibits.

            5.1 Opinion re: Legality

           23.1 Consent of Werbel & Carnelutti, A Professional Corporation (included in Exhibit 5.1).

           23.2 Consent  of  Arthur  Andersen  LLP,   Independent   Public
                Accountants.

           23.3 Consent of Price Waterhouse LLP, Independent Accountants.



Item 17.   Undertakings.

           (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) To  reflect  in the  prospectus  any  facts or  events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                     (iii)To include any  material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
                     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vienna, Commonwealth of Virginia, on the 28th day of February, 1997.


                              EXCALIBUR TECHNOLOGIES CORPORATION


                              By:/s/Patrick C.Condo
                              -------------------------------------
                              Patrick C. Condo
                              Chief Executive Officer and President

           Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated on February 28, 1997.

      SIGNATURES                                        TITLE
      ----------                                        -----

/s/ Patrick C. Condo                         President, Chief Executive
---------------------------                  Officer and Director
Patrick C. Condo                             (Principal Executive Officer)

/s/ Donald R. Keough*
---------------------------                  Chairman of the Board
Donald R. Keough                             of Directors

/s/ James H. Buchanan                        Chief Financial Officer
---------------------------                  and Treasurer (Principal
James H. Buchanan                            Financial and Accounting Officer)

/s/ Richard M. Crooks, Jr.*
---------------------------                  Director
Richard M. Crooks, Jr.

/s/ W. Frank King III*
---------------------------                  Director
W. Frank King III

/s/ Paul E. Nelson*
---------------------------                  Director
Paul E. Nelson

/s/ John G. McMillian*
---------------------------                  Director
John G. McMillian

/s/ Philip J. O'Reilly*
---------------------------                  Director
Philip J. O'Reilly

/s/ Shaun C. Viguerie*
---------------------------                  Director
Shaun C. Viguerie


* Patrick C. Condo, pursuant to a power of attorney executed by each of the directors noted above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to Registration Statement on Form S-3 on behalf of each of the persons noted above, in the capacities indicated.

                                         /s/ Patrick C. Condo
                                         --------------------
                                          Patrick C. Condo

                                  EXHIBIT INDEX


    5.1  Opinion re: Legality

   23.1 Consent of Werbel & Carnelutti, A Professional Corporation (included in Exhibit 5.1)

   23.2  Consent of Arthur Andersen LLP, Independent Public Accountants

   23.3  Consent of Price Waterhouse LLP, Independent Accountants